Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended March 31, 2020

Piraeus, Greece, May 7, 2020, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2020.

Highlights

•

Dedicated COVID-19 task force established to manage the impact of COVID-19 on all aspects of our business and operations and to review  and update our business continuity plan as required, including strict guidelines regarding access to all vessels and a company-wide “work from home” policy.

•

Delivery of the GasLog Windsor on April 1, 2020, a 180,000 cubic meters (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) and commencement of its seven-year time charter agreement with a wholly owned subsidiary of Centrica plc. (“Centrica”).

•

Announcement by Gastrade S.A. (“Gastrade”) of the successful conclusion of the binding phase of the market test for reservation of capacity at the floating LNG terminal being developed in Alexandroupolis. This reservation of up to 2.6 billion cubic meters (“cbm”) of capacity for periods out to 15 years represents a key milestone for the project.

•	Repurchase and cancellation of NOK 434,000 of the outstanding senior unsecured bonds due in May 2021 (the “NOK 2021 Bonds”).
•

Scheduled delivery for May 11, 2020, of the GasLog Wales, a 180,000 cbm LNG carrier with X-DF propulsion and commencement of its 12-year time charter agreement with the principal LNG shipping entity of Japan’s Jera Co., Inc. (“JERA”).

•	Contracted time charter revenues of approximately $430.0 million for the remainder of 2020, representing 77.0% charter coverage.
•	Quarterly Revenues of $165.9 million, Loss of ($39.4) million and Loss per share of ($0.67)(1) for the quarter ended March 31, 2020.
•	Quarterly Adjusted EBITDA(2) of $114.0 million, Adjusted Profit(2) of $26.8 million and Adjusted Earnings per share(2) of $0.15(1) for the quarter ended March 31, 2020.
•	Reduced quarterly dividend of $0.05 per common share payable on May 28, 2020.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interests of $12.0 million and the dividend on preferred stock of $2.5 million for the quarter ended March 31, 2020 ($16.8 million and $2.5 million, respectively, for the quarter ended March 31, 2019).

(2) Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog’s business model and strategy demonstrated its resilience in the first quarter of 2020, despite the challenges imposed by the COVID-19 outbreak. Our proactive approach to mitigating the impact of the outbreak on our seafarers and onshore staff allowed the Company to deliver uninterrupted service for our customers with fleet availability of close to 100%. I have been deeply impressed with the dedication and hard work of our employees, and I am especially grateful to our seafarers for their commitment and professionalism while apart from their loved ones.

In light of the uncertainties created by the current environment, we have taken actions to improve our liquidity, including drawing on our existing revolving capacity of $100.0 million as well as reducing our dividend for the first quarter of 2020 to $0.05 per share. We continue to expect to realise approximately $6.0 million of general and administrative cost reductions in 2021, resulting from the personnel relocations and headcount reductions announced earlier this year. We also anticipate finding additional ways to reduce meaningfully our operating and overhead expenses.

Although the COVID-19 outbreak creates an uncertain outlook for near term economic activity and LNG demand, underlying demand for LNG has held up well in 2020 to date and I have been pleased with the utilisation we have achieved with our vessels operating in the spot market. We have also had several positive commercial and operational developments in recent weeks, including the delivery of the GasLog Windsor which delivered last month on time and on budget. The vessel is chartered for seven years to Centrica, providing added visibility for our future revenues and cash flows. In addition, the Alexandroupolis Floating Storage and Regasification Unit (“FSRU”) project in northern Greece successfully completed its second and binding market test, an important milestone toward the sanctioning of the project.”

COVID-19 Update

Operational update

GasLog’s main focus is on securing the health and safety of our employees and ensuring safe and reliable operations for our customers. To date, there have been no confirmed cases of COVID-19 infection amongst sea-going or shore-based personnel. During 2020 to date, extensive measures have been taken to limit the impact of COVID-19 on GasLog’s business. These include:

•                  A dedicated task force established to manage the impact of COVID-19 on all aspects of our business and operations and to review and amend our business continuity plan as required;

•                  A company-wide “work from home” policy instituted for all onshore employees; and

•                  Strict guidelines imposed, restricting access to all vessels and suspending shore leave and crew changes from mid-March 2020.

As a result of these measures and the dedication of our employees onshore and aboard our vessels, approximately 100% of our fleet continues to be available for commercial use. These measures have also allowed GasLog to opportunistically bring forward the scheduled dry-dockings of three vessels such that their dry-dockings were completed entirely during the slowdown of LNG trade in February and March 2020.

Commercial update

Given the continuing impact of COVID-19 on economic activity and energy demand, there is uncertainty regarding future LNG demand and, consequently, near-term LNG shipping requirements.

•                  To date, we have not experienced any disruption to the charter parties, including contracted revenues, for our term- or spot-chartered vessels, as a result of COVID-19;

•                  Our vessels operating in the spot and short-term market are currently chartered through to at least June 2020; and

•                  The combined impact of COVID-19 and normal seasonality may lead to greater volatility in spot rates and to lower utilization of vessels trading in the spot and short-term markets.

Financial update

COVID-19 has had a significant impact on the global capital and bank credit markets, including access to and cost of liquidity.

•                  The recent fall in interest rates and the Norwegian Krone/U.S. Dollar exchange rate as a result of central bank measures to support economies affected by the COVID-19 pandemic and the significant fall in oil prices, respectively, have resulted in an increase in the mark-to-market derivative liabilities with respect to our derivative instruments and a significant increase in cash collateral posted with our swaps counterparties which amounted to $81.2 million as of March 31, 2020; and

•                  There have been no other material impacts to date of the COVID-19 pandemic on our financial position and we are continuing the process of refinancing our bank loans maturing in April and July 2021. We are also in discussion with our swaps counterparties in order to identify and execute measures to reduce cash collateral posted under the existing interest rate and cross-currency swaps.

LNG Market Update and Outlook

LNG demand faced several headwinds in the first quarter of 2020 including a warmer than average winter in the northern hemisphere, high inventory levels of natural gas and LNG in several of the largest end markets for LNG and the outbreak of COVID-19, the impact of which has had an uneven distribution around the world during the year to date. For example, Chinese demand was 15 million tonnes (“mt”) in the first quarter of 2020, a decrease of 5% over the first quarter of 2019, according to Poten, but apparent demand in April has increased year-on-year based on vessel tracking data, including several cargoes exported from the U.S.. Meanwhile, demand from Northern Asia more broadly (Japan, China, South Korea and Taiwan) grew by approximately 1 mt in the first quarter or 3% year-over-year. In addition, demand from India grew by nearly 2 mt in the first quarter of 2020 (or 37%) as the country looked to take advantage of historically low gas prices, although apparent demand in April is likely to be lower year-on-year based on vessel tracking data. Finally, demand from Europe grew by over 4 mt (or 37%) as gas pricing favored coal-to-gas switching for power generation and LNG replaces indigenous gas production. In total, LNG demand was 98 mt in the first quarter of 2020, compared to 89 mt in the first quarter of 2019, or an increase of 10%.

Wood Mackenzie currently expects global LNG demand to grow 21 mt or 6% this year, slower than the 26 mt or 7% it anticipated earlier this year prior to the global outbreak of COVID-19. Nonetheless, the demand for LNG over the near-term continues to be uncertain as many LNG importing countries either continue to have in effect shelter-in-place orders which prevent the operation of businesses deemed to be “non-essential” or are in the early stages of reopening their economies. Consequently, measures of global economic activity have declined significantly from comparable periods in 2019. However, the longer-term outlook for LNG demand remains favorable with demand growth of 92 mt estimated over the 2019-2025 timeframe, or compound annual growth of approximately 4%, according to Wood Mackenzie.

Global LNG supply was approximately 98 mt in the first quarter of 2020, an increase of 10 mt over the first quarter of 2019 (or 11%), primarily due to new supply additions in the U.S. (Cameron T1 and T2, Freeport T1, T2 and T3 and Elba Island), according to estimates from Wood Mackenzie. LNG supply is estimated to grow by 22 mt this year as the third train of Cameron begins operations and recent capacity additions continue to increase production. Further ahead, approximately 97 mt of new LNG capacity is expected to begin production during 2021-2025. However, Wood Mackenzie expects the pace of new project sanctions to slow significantly in 2020 due to the uncertainties caused by the COVID-19 outbreak in long-term demand for LNG and low global energy prices, in particular crude oil prices due to oversupply following a collapse in oil demand due to the COVID-19 virus.

In the LNG shipping spot market, tri-fuel diesel electric vessel (“TFDE”) headline rates, as reported by Clarksons, averaged $57,000 per day in the first quarter of 2020, a decrease from the averages of $108,000 in the fourth quarter of 2019 and $59,500 in the first quarter of 2019. Headline spot rates for steam turbine propulsion (“Steam”) vessels averaged $40,000 per day in the first quarter of 2020, a decrease from the average of $78,000 per day in the fourth quarter of 2019 but approximately in line with the $39,000 per day observed in the first quarter of 2019.  Slower than expected LNG demand growth due in part to the impact of COVID-19 (as detailed above), high global inventories of natural gas and LNG following a warmer than average winter in the Northern Hemisphere and limited opportunities for LNG arbitrage trading between Atlantic and Pacific basins impacted headline spot rates in the first quarter of 2020.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $32,500 per day and $23,000 per day, respectively. The COVID-19 outbreak has introduced significant uncertainty regarding demand for LNG, and consequently, demand for LNG shipping over the near term. The combined impact of the COVID-19 outbreak and normal seasonality may lead to greater volatility in spot rates and to lower utilization of vessels trading in the spot and short-term markets, in particular Steam vessels. In addition, global gas prices and gas price differentials remain near historic lows in the key markets of North Asia and Europe, limiting the opportunities for inter-basin arbitrage trading and likely reducing average voyage distances as well as potentially reducing global output of LNG over the near-term, particularly in the U.S., where a number of cargo deferrals and/or cancellations have been reported for this summer.

As of May 5, 2020, the orderbook totals 118 dedicated LNG carriers (>100,000 cbm), according to estimates from Poten, representing 22% of the on-the-water fleet. Of these, 74 vessels (or 63%) have multi-year charters. The pace of newbuild ordering has slowed significantly relative to 2018-19, with only 4 newbuildings ordered so far in 2020 and all of them ordered against multi-year contracts, an encouraging development for the future supply and demand balance of LNG carriers.

Alexandroupolis Project Update

On 23 December 2019, the board of directors of the Public Gas Corporation in Greece (“DEPA”) approved the acquisition of a 20% stake in Gastrade, which was completed in early 2020. Through this participation, DEPA assumes an active role in the implementation of the project together with the existing shareholders.

On March 26, 2020, Gastrade announced the successful conclusion of the binding phase of the market test for reservation of capacity at the floating LNG terminal being developed at Alexandroupolis in northern Greece. This reservation of up to 2.6 billion cbm of capacity for periods out to 15 years represents a key milestone for the project.

Delivery of the GasLog Windsor

On April 1, 2020, GasLog took delivery of the GasLog Windsor, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). Despite the industrial disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with Centrica.

Delivery of the GasLog Wales

On May 11, 2020, GasLog is scheduled to take delivery of the GasLog Wales, a 180,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Upon delivery, the vessel will immediately commence its 12-year charter with JERA.

Dividend Declaration

On March 12, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 1, 2020 to holders of record as of March 31, 2020. GasLog paid the declared dividend to the transfer agent on April 1, 2020.

On May 6, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.0 million in the aggregate, payable on May 28, 2020 to shareholders of record as of May 18, 2020.

Office Relocation Update

In November 2019, GasLog announced plans to relocate more of its employees including several members of senior management to Piraeus, Greece, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overheads. These plans are being executed as scheduled and will be fully implemented in the second half of 2020, generating annualized general and administrative savings of $6.0 million with effect from 2021. For the quarter and the year ended December 31, 2019, the Group had recognized total restructuring costs of $4.7 million, the majority of which will be paid in 2020. In the three months ended March 31, 2020, additional restructuring costs of $0.4 million were recognized.

Chief Financial Officer (“CFO”) Transition

Alastair Maxwell, CFO of GasLog and GasLog Partners, has informed the Company that, as a result of the relocation of his role to Piraeus, Greece, he will be stepping down from his position on June 30, 2020. Achilleas Tasioulas, currently Deputy CFO, will assume the responsibilities of CFO of GasLog and GasLog Partners on July 1, 2020. Please see the separate press release of today’s date on this matter.

Financial Summary

Amounts in thousands of U.S. dollars except per share data	For the three months ended
	March 31, 2019	March 31, 2020
Revenues	$166,547	$165,897
Profit/(loss) for the period	$5,899	$(39,437)
Adjusted Profit(1)	$28,140	$26,790
Adjusted EBITDA(1)	$109,940	$113,970
Loss attributable to the owners of GasLog	$(10,947)	$(51,479)
EPS, basic	$(0.17)	$(0.67)
Adjusted EPS(1)	$0.11	$0.15

(1) Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,250 revenue operating days for the quarter ended March 31, 2020, as compared to 2,350 revenue operating days (including 540 days in the LNG carrier pooling agreement (the “Cool Pool”) for the quarter ended March 31, 2019. The decrease in revenue operating days was mainly driven by the increased unchartered days from the vessels operating in the spot market, including the vessels whose initial time charters have expired and the increased off-hire days for dry-dockings, partially offset by the increased operating days from the delivery of the GasLog Gladstone on March 15, 2019 and the delivery of the GasLog Warsaw on July 31, 2019.

Following the exit from the Cool Pool, management allocates vessel revenues to two categories: (a) variable rate charters (“VR Revenues”) and (b) fixed rate charters (“FR Revenues”). The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. The vessels in this category during the first quarter of 2020 were the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, the GasLog Chelsea and the Methane Alison Victoria.

Revenues were $165.9 million for the quarter ended March 31, 2020 ($166.5 million for the quarter ended March 31, 2019). The decrease was mainly driven by the expiration of the initial time charters of the Gaslog Saratoga, the Methane Jane Elizabeth and the Methane Alison Victoria, increased off-hire days for scheduled dry-dockings and a further decrease in revenues from our vessels operating in the spot market in both periods. The above decreases were partially offset by the full operation of the GasLog Gladstone, delivered on March 15, 2019, the GasLog Warsaw, delivered on July 31, 2019, and the increased revenues from the remaining vessels in our fleet.

For the quarter ended March 31, 2020, an analysis of revenue operating days, revenues and voyage expenses and commissions per category of charter is presented below:

	For the three months ended March 31, 2020

Amounts in thousands of U.S. dollars	Variable rate charters	Fixed rate charters
Available days (*)	675	1,781
Revenue operating days(**)	469	1,781
Revenues	31,548	134,349
Voyage expenses and commissions	(4,708)	(2,765)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days, i.e. days before and after a dry-docking where the vessel has limited ability for chartering opportunities.

(**) Revenue operating days represent total available days after deducting unchartered days.

In addition, GasLog recognized gross revenues and gross voyage expenses and commissions of $32.1 million and $4.7 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended March 31, 2019. Net pool allocation was a negative $6.7 million for the quarter ended March 31, 2019.

Voyage expenses and commissions were $7.5 million for the quarter ended March 31, 2020 ($6.9 million for the quarter ended March 31, 2019). The increase resulted from the increased bunkers’ consumption of our vessels operating in the spot market.

Vessel operating and supervision costs were $35.1 million for the quarter ended March 31, 2020 ($33.0 million for the quarter ended March 31, 2019). The increase in absolute terms was mainly attributable to the increase in crew wages due to the delivery of the GasLog Warsaw on July 31, 2019 and increased scheduled technical and maintenance costs related to engine maintenance and costs related to dry-dockings, partially offset by the favorable movement of the Euro (“EUR”)/USD exchange rate. Daily operating costs per vessel decreased from $14,550 per ownership day (excluding the Solaris which is managed by Shell) for the quarter ended March 31, 2019, to $14,266 per ownership day (excluding the Solaris which is managed by Shell) for the three-month period ended March 31, 2020. Ownership days represent total calendar days for our owned and bareboat fleet.

General and administrative expenses were $9.6 million for the quarter ended March 31, 2020 ($10.4 million for the quarter ended March 31, 2019). The decrease is mainly attributable to foreign exchange differences. Daily general and administrative expenses per vessel, excluding the effect of the restructuring costs, decreased from $4,404 per ownership day (as defined above) for the quarter ended March 31, 2019, to $3,601 per ownership day (as defined above) for the quarter ended March 31, 2020.

Depreciation was $41.5 million for the quarter ended March 31, 2020 ($39.6 million for the quarter ended March 31, 2019). The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the quarter ended March 31, 2020, compared to the same quarter in 2019, which was partially offset by the impairment charges recognized in the fourth quarter of 2019, which reduced the carrying value of Steam vessels.

Financial costs were $41.4 million for the quarter ended March 31, 2020 ($45.5 million for the quarter ended March 31, 2019). The decrease was mainly attributable to the $4.0 million net unrealized foreign exchange gains on cash and bonds included in other financial costs and the decreased weighted average interest rate deriving from the downward movement of the LIBOR. An analysis of the financial costs is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2019	March 31, 2020
Financial costs
Amortization and write-off of deferred loan/bond issuance costs/premium	$(4,161)	$(3,817)
Interest expense on loans	(30,591)	(26,826)
Interest expense on bonds and realized loss on cross-currency swaps (“CCS”)	(7,483)	(9,484)
Lease charge	(2,629)	(2,549)
Loss arising on bond repurchase	—	(1,937)
Other financial costs, net	(643)	3,172
Total	$(45,507)	$(41,441)

Loss on derivatives was $71.1 million for the quarter ended March 31, 2020 ($20.2 million loss for the quarter ended March 31, 2019). The increase in loss on derivatives in the first quarter of 2020, as compared to the first quarter of 2019, is mainly attributable to an increase of $50.1 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived from changes in the LIBOR curve. An analysis of gain/(loss) on derivatives is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2019	March 31, 2020
Loss on derivatives
Realized gain/(loss) on derivatives held for trading	$1,735	$(869)
Realized loss on forward foreign exchange contracts held for trading	(876)	(206)
Unrealized loss on derivative financial instruments held for trading	(21,150)	(71,332)
Ineffective portion of cash flow hedges	47	1,283
Total	$(20,244)	$(71,124)

Loss for the period was $39.4 million for the quarter ended March 31, 2020 ($5.9 million profit for the quarter ended March 31, 2019). This decrease in profit is mainly attributable to the unfavorable movement in non-cash marked-to-market valuations of our derivative financial instruments in the first quarter of 2020, partially offset by the decrease in finance costs.

Adjusted Profit(1) was $26.8 million for the quarter ended March 31, 2020 ($28.1 million for the quarter ended March 31, 2019) adjusted for the effects of the write-off of unamortized bond fees, the net foreign exchange gains, the net unrealized foreign exchange gains on cash and bonds, the restructuring costs and the non-cash loss on derivatives.

Loss attributable to the owners of GasLog was $51.5 million for the quarter ended March 31, 2020 ($10.9 million for the quarter ended March 31, 2019). The increase in loss attributable to the owners of GasLog resulted mainly from the respective movements in loss for the period mentioned above.

Adjusted EBITDA(1) was $114.0 million for the quarter ended March 31, 2020 ($109.9 million for the quarter ended March 31, 2019).

EPS was a loss of $0.67 for the quarter ended March 31, 2020 ($0.17 loss for the quarter ended March 31, 2019). The increase in loss per share is mainly attributable to the respective movements in loss attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was $0.15 for the quarter ended March 31, 2020 ($0.11 for the quarter ended March 31, 2019), adjusted for the effects of the write-off of unamortized bond fees, the net foreign exchange gains, the net unrealized foreign exchange gains on cash and bonds, the restructuring costs and the non-cash loss on derivatives.

(1) Adjusted Profit, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

As of March 31, 2020, the total future firm contracted revenue stood at $3.8 billion(1), including the 15 vessels currently owned by GasLog Partners.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; (c) no exercise of any option to extend the terms of charters; and (d) where charters are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range.

Liquidity and Capital Resources

As of March 31, 2020, GasLog had $252.2 million of cash and cash equivalents, of which $150.4 million was restricted cash, in relation to the amount drawn for the delivery of the GasLog Windsor until her delivery from the shipyard on April 1, 2020, $52.6 million was held in time deposits and the remaining balance in current accounts. In addition, an amount of $81.2 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets.

On January 13, 2020, GasLog completed the partial exchange of $10.0 million of the outstanding 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) for new senior unsecured bonds due in 2024 (the “NOK 2024 Bonds”). On January 31, 2020, GasLog repurchased and cancelled NOK 434,000 of the outstanding senior unsecured bonds due May 2021 (the “NOK 2021 Bonds”) at a price of 104.0% of par value, resulting in a loss of $1.9 million.

On February 13, 2020, on March 13, 2020 and on March 18, 2020, GasLog drew down $23.3 million, $50.7 million and $26.0 million, respectively under the revolving credit facility of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). On March 26, 2020, GasLog drew $152.5 million under the facility signed on December 12, 2019 with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”), to partially finance the delivery of the GasLog Windsor.

As of March 31, 2020, there was undrawn available capacity of $900.3 million under the Newbuilding Facility. In addition, there was unused availability of $2.0 million under the five-year amortizing revolving credit facility entered into by the Partnership on February 20, 2019 (the “2019 Partnership Facility”).

As of March 31, 2020, GasLog had an aggregate of $3.2 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $214.7 million was repayable within one year, and $203.1 million of lease liabilities, of which $9.7 million was payable within one year.

As of March 31, 2020, the total remaining balance of the contract prices of the seven LNG carriers on order was $1,085.4 million (including the GasLog Windsor which was delivered on April 1, 2020), which GasLog expects to be funded with the Newbuilding Facility, cash balances and cash from operations.

As of March 31, 2020, GasLog’s current assets totaled $320.6 million, while current liabilities totaled $381.4 million, resulting in a negative working capital position of $60.8 million. Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and bank borrowings under existing, refinanced or new debt facilities, as well as public equity or debt instruments subject to a significant recovery in capital market conditions. We are continuing the process of refinancing our bank loans maturing in April and July 2021 and we are in discussion with our swaps counterparties in order to identify and execute measures to reduce cash collateral posted under the existing interest rate and cross currency swaps. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our bank loan and bond covenants for at least twelve months from the end of the reporting period, although there can be no assurance that we will be able to obtain such debt or equity financing or release of collateral on terms acceptable to us.

GasLog has hedged 42.4% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of March 31, 2020.

Future Deliveries

As of May 7, 2020, GasLog has six newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
GasLog Wales	Q2 2020	Samsung	180,000	JERA	X-DF	2032
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica	X-DF	2027
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere(3)	X-DF	2027
Hull No. 2301	Q1 2021	Samsung	174,000	Cheniere(3)	X-DF	2028
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere(3)	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere(3)	X-DF	2028

____________

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

(3)           The vessel is chartered to a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

Conference Call

GasLog and GasLog Partners will host a joint conference call to discuss their results for the first quarter of 2020 at 8:30 a.m. EST (1:30 p.m. BST) on Thursday, May 7, 2020. Senior management of GasLog and GasLog Partners will review the operational and financial performance of both companies. The presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 8392466

A live webcast of the conference call will also be available on the Investor Relations page of both the GasLog (http://www.gaslogltd.com/investors) and GasLog Partners (http://www.gaslogmlp.com/investors) websites.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the companies’ websites as referenced above.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (13 on the water and six on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in charter hire rates, vessel utilization and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•        potential disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•       fluctuations in prices for crude oil, petroleum products and natural gas;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       the impact of environmental liabilities on us and the shipping industry, including climate change;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and March 31, 2020

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2019	March 31, 2020
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	21,620	21,151
Deferred financing costs	11,592	10,886
Other non-current assets	24,221	58,787
Derivative financial instruments	3,572	—
Tangible fixed assets	4,427,065	4,401,977
Vessels under construction	203,323	252,319
Right-of-use assets	206,495	206,607
Total non-current assets	4,907,399	4,961,238
Current assets
Trade and other receivables	24,900	27,712
Dividends receivable and other amounts due from related parties	573	1,121
Derivative financial instruments	429	168
Inventories	8,172	11,038
Prepayments and other current assets	13,475	28,365
Short-term investments	4,500	—
Cash and cash equivalents	263,747	252,145
Total current assets	315,796	320,549
Total assets	5,223,195	5,281,787
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	760,671	746,073
Reserves	16,799	13,854
Treasury shares	(2,159)	(4,159)
Accumulated deficit	(87,832)	(139,311)
Equity attributable to owners of the Group	688,335	617,313
Non-controlling interests	961,518	946,861
Total equity	1,649,853	1,564,174
Current liabilities
Trade accounts payable	27,615	38,993
Ship management creditors	601	914
Amounts due to related parties	200	189
Derivative financial instruments	8,095	28,364
Other payables and accruals	136,242	88,580
Borrowings, current portion	255,422	214,700
Lease liability, current portion	9,363	9,694
Total current liabilities	437,538	381,434
Non-current liabilities
Derivative financial instruments	41,837	108,334
Borrowings, non-current portion	2,891,973	3,028,319
Lease liability, non-current portion	195,567	193,445
Other non-current liabilities	6,427	6,081
Total non-current liabilities	3,135,804	3,336,179
Total equity and liabilities	5,223,195	5,281,787

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2019	March 31, 2020
Revenues	166,547	165,897
Net pool allocation	(6,738)	—
Voyage expenses and commissions	(6,917)	(7,473)
Vessel operating and supervision costs	(32,970)	(35,052)
Depreciation	(39,599)	(41,497)
General and administrative expenses	(10,377)	(9,621)
Profit from operations	69,946	72,254
Financial costs	(45,507)	(41,441)
Financial income	1,459	468
Loss on derivatives	(20,244)	(71,124)
Share of profit of associates	245	406
Total other expenses, net	(64,047)	(111,691)
Profit/(loss) for the period	5,899	(39,437)
Attributable to:
Owners of the Group	(10,947)	(51,479)
Non-controlling interests	16,846	12,042
	5,899	(39,437)

Loss per share — basic and diluted	(0.17)	(0.67)

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2019	March 31, 2020
Cash flows from operating activities:
Profit/(loss) for the period	5,899	(39,437)
Adjustments for:
Depreciation	39,599	41,497
Share of profit of associates	(245)	(406)
Financial income	(1,459)	(468)
Financial costs	45,507	41,441
Unrealized foreign exchange losses on cash and cash equivalents	131	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	21,103	70,049
Share-based compensation	1,322	1,346
	111,857	114,022
Movements in working capital	(11,676)	(87,051)
Cash provided by operations	100,181	26,971
Interest paid	(57,467)	(57,156)
Net cash provided by/(used in) operating activities	42,714	(30,185)
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(220,549)	(59,685)
Return of capital expenditures	5,629	—
Payments for right-of-use assets	—	(980)
Dividends received from associate	538	450
Purchase of short-term investments	(10,000)	—
Maturity of short-term investments	25,000	4,500
Financial income received	1,363	572
Net cash used in investing activities	(198,019)	(55,143)
Cash flows from financing activities:
Proceeds from bank loans	525,805	252,525
Bank loan and bond repayments	(426,208)	(124,116)
Payment for bond repurchase at a premium	—	(1,937)
Payment for CCS termination	—	(4,051)
Payment of loan issuance costs	(7,780)	(3,188)
Payment of equity raising costs	(668)	—
Dividends paid	(41,418)	(37,780)
Purchase of treasury shares	(3,751)	(2,996)
Payments for lease liability	(2,388)	(2,508)
Net cash provided by financing activities	43,592	75,949
Effects of exchange rate changes on cash and cash equivalents	(131)	(2,223)
Decrease in cash and cash equivalents	(111,844)	(11,602)
Cash and cash equivalents, beginning of the period	342,594	263,747
Cash and cash equivalents, end of the period	230,750	252,145

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, restructuring costs and non-cash gain/loss on derivatives as defined above, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels and restructuring costs; and in the case of Adjusted Profit and Adjusted EPS, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current period, impairment loss on vessels and restructuring costs in particular are excluded from Adjusted EBITDA, Adjusted profit and Adjusted EPS because impairments of long-lived assets, which represent the excess of their carrying amount over the amount that is expected to be recovered from them in the future, and restructuring costs, which reflect specific actions taken by management to improve the Group’s future profitability, are non-cash charges and non-recurring operating expenses, respectively, that we believe reduce the comparability of our operating and business performance across periods. In addition, unrealized foreign exchange losses on cash and bond, are separately adjusted in the current period, while in the past foreign exchange losses on cash were included in foreign exchange gains/losses and unrealized foreign exchange losses on bond did not exist.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit/(loss) to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2019	March 31, 2020
Profit/(loss) for the period	5,899	(39,437)
Depreciation	39,599	41,497
Financial costs	45,507	41,441
Financial income	(1,459)	(468)
Loss on derivatives	20,244	71,124
EBITDA	109,790	114,157
Foreign exchange losses/(gains), net	150	(632)
Restructuring costs	—	445
Adjusted EBITDA	109,940	113,970

Reconciliation of Profit/(loss) to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2019	March 31, 2020
Profit/(loss) for the period	5,899	(39,437)
Non-cash loss on derivatives	21,103	70,049
Write-off of unamortized loan/bond fees	988	316
Foreign exchange losses/(gains), net	150	(632)
Unrealized foreign exchange gains, net on cash and bonds	—	(3,951)
Restructuring costs	—	445
Adjusted Profit	28,140	26,790

Reconciliation of Loss Per Share to Adjusted Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	March 31, 2019	March 31, 2020
Loss for the period attributable to owners of the Group	(10,947)	(51,479)
Less:
Dividend on preference shares	(2,516)	(2,516)
Loss for the period available to owners of the Group used in EPS calculation	(13,463)	(53,995)
Weighted average number of shares outstanding, basic	80,825,637	80,706,008
Loss per share	(0.17)	(0.67)
Loss for the period available to owners of the Group used in EPS calculation	(13,463)	(53,995)
Less:
Non-cash loss on derivatives	21,103	70,049
Write-off of unamortized loan/bond fees	988	316
Foreign exchange losses/(gains), net	150	(632)
Unrealized foreign exchange gains, net on cash and bonds	—	(3,951)
Restructuring costs	—	445
Adjusted profit attributable to owners of the Group	8,778	12,232
Weighted average number of shares outstanding, basic	80,825,637	80,706,008
Adjusted earnings per share	0.11	0.15